Exhibit (d)(3)(iii)

December 4, 2025

Ryan McParland

Voya Investment Management Co. LLC

200 Park Avenue

New York, NY 10166

Dear Mr. McParland:

On November 13, 2025, the Board of Directors (the “Board”) of Voya Variable Portfolios, Inc. approved the merger of Voya RussellTM Mid Cap Growth Index Portfolio (the “Portfolio”) with and into Voya RussellTM Mid Cap Index Portfolio, a series of Voya Variable Portfolios, Inc. (the “Merger”). This letter is to inform you that the Sub-Advisory Agreement, effective November 18, 2014, between Voya Investments, LLC (“VIL”) and Voya Investment Management Co. LLC (“Voya IM”) (the “Agreement”), solely with respect to the Portfolio, will terminate in accordance with Section 16 of the Agreement, effective on or about the close of business on July 10, 2026.

Pursuant to Section 16 of the Agreement, the Agreement may be terminated with respect to the Portfolio at any time, without penalty, by the Board upon 60 days’ written notice to VIL and Voya IM. Therefore, the Agreement will terminate in accordance with Section 16, effective at the close of business on July 10, 2026. In the interim, we may be in contact to facilitate a smooth transition, and we look forward to your cooperation in this regard.

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.

Respectfully,

/s/ Todd Modic__________

Todd Modic

Senior Vice President

Voya Variable Portfolios, Inc.